:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 001-31381

CUSIP NUMBER 749136107

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F0020
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

R&G Financial Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

290 Jesus T. Piñero Avenue
Address of Principal Executive Office (Street and Number)

Hato Rey, San Juan, Puerto Rico 00918
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

R&G Financial Corporation (the “Company”) has previously disclosed in filings with the Securities and Exchange Commission on Form 8-K the need to restate its audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 and the reasons therefor. On November 2, 2007, the Company filed its amended Annual Report for the year ended December 31, 2004 on Form 10-K/A. The Company is working to prepare its financial statements for subsequent periods as soon as practicable. Due to the work involved in the restatement process and the consequent delay in completing its subsequent financial statements, the Company will not file its Annual Report on Form 10-K for the year ended December 31, 2008 by the deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Melba Acosta	(787)	474-5252
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 and Annual Report on Form 10-K for the year ended December 31, 2007.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

As discussed in Part III, the Company completed the process of restating its interim and audited financial statements for the periods from January 1, 2002 through December 31, 2004 in November of 2007 and is working to prepare its financial statements for subsequent periods as soon as practicable. Consequently, the Company is not in a position to quantify any significant change in results of operations from the year ended December 31, 2008 as compared to the prior comparable year at this time.

R&G Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date	February 27, 2009	By:	/s/ Melba Acosta
Melba Acosta Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).